File No. 70-09569
                       Securities and Exchange Commission
                                Washington, D.C.
                               Amendment No. 3 to
                                    FORM U-1
                             APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
   Energy East Corporation, One Canterbury Green, Stamford, Connecticut 06904
             CMP Group, Inc., 83 Edison Drive, Augusta, Maine 04336
    CTG Resources, Inc., 100 Columbus Boulevard, Hartford, Connecticut 06103 Berkshire Energy Resources, 115 Cheshire Road, Pittsfield, Massachusetts 01201

             (Name of company or companies filing this statement and
                     address of principal executive offices)


Kenneth  M  Jasinski                     Arthur  W.  Adelberg
Executive Vice President and General     Executive  Vice  President  and
Counsel                                  Chief  Financial  Officer
Energy  East  Corporation                CMP  Group,  Inc.
One  Canterbury  Green                   83  Edison  Drive
Stamford,  Connecticut  06904            Augusta,  Maine  04336
Telephone:  (203)  325-0690              Telephone:  (207)  623-3521

Arthur  C.  Marquardt                    Scott  S.  Robinson
Chairman, President and Chief Executive  President  and  Chief  Executive
 Officer                                  Officer
CTG  Resources,  Inc.                    Berkshire  Energy  Resources
100  Columbus  Boulevard                 115  Cheshire  Road
Hartford,  Connecticut  06103            Pittsfield,  Massachusetts  01201
Telephone:  (860)  727-3000              Telephone:  (413)  442-1511

                   (Names and addresses of agents for service)

                                   Copies to:
                                   ----------

Adam  Wenner,  Esq.                      William  T.  Baker,  Jr.,  Esq.
Vinson  &  Elkins  L.L.P.                Thelen  Reid  &  Priest
The  Willard  Office  Building           40  West  57th  Street
1455  Pennsylvania  Avenue,  N.W.        New  York,  New  York  10019
Washington,  D.C.  20004-1008            Telephone:  (212)  603-2106
Telephone:  (202)  639-6500

                                 Frank Lee, Esq.
                             Huber Lawrence & Abell
                                605 Third Avenue
                            New York, New York 10158
                            Telephone: (212) 682-6200
                            -------------------------

     This Amendment No. 3 to the Form U-1 of Energy East Corporation, originally filed with the Securities and Exchange Commission on October 29, 1999 and amended December 3, 1999 and February 7, 2000, amends Items 4 and 6 as indicated below:

ITEM  4.     REGULATORY  APPROVALS

     The following language should replace, in its entirety, the second paragraph of Item 4.E., relating to the approval of the MPUC regarding the merger between CMP Group and Energy East:

     Maine: Under Maine law, the MPUC has jurisdiction over the indirect transfer of control of Central Maine Power and of CMP Group's other utility subsidiaries resulting from the CMP Group Merger, under a standard that requires a finding that the merger is consistent with the interests of customers and shareholders. CMP Group filed with the MPUC for approval of its merger with Energy East on July 1, 1999.

     On January 4, 2000, the MPUC issued its order approving the merger of CMP Group with Energy East. This order, along with the MPUC's February 24, 2000 Order on Reconsideration, is attached as Exhibit D-4. In approving the CMP Group Merger, the MPUC stated that the Maine statute governing approval of the CMP Group Merger required the MPUC to retain the ability to detect, identify, review and approve or disapprove all transactions between affiliated interests.(1) The MPUC thus required, as a condition of its approval of the CMP Group Merger, that Energy East and its affiliates, to the extent that their activities relate to or in any way impact the operations, costs, or revenues of Central Maine Power in Maine, be subject to the MPUC's jurisdiction for discovery purposes and that they participate as a party in any proceeding when deemed necessary by the MPUC. (2)

     In order to assure the MPUC that it would also retain oversight over affiliate transactions for ratemaking purposes after completion of the Merger, CMP Group and Energy East agreed to request that this Commission include, in any order approving the merger of CMP Group and Energy East, the following language:


          It is the Commission's intention that the Maine Public Utilities Commission will retain the right to review and disallow costs of Services rendered by or to any Maine public utility company in the Energy East Corporation registered holding company system that may be subject to recovery in rates.



     Energy East and CMP Group thus hereby request that, as part of any order approving the Merger, the Commission reiterate the above-cited language in fulfilment of the MPUC's condition of approval.

---------------
     (1) Order Approving Request for Approval of Reorganization and Affiliated Interest Transactions, MPUC Docket No. 99-411 at 26 (Jan. 4, 2000).

     (2)  Id.

ITEM  6.     EXHIBITS  AND  FINANCIAL  STATEMENTS.

     The  following  exhibits  are  being  filed  with  this  Amendment  No.  3:

NO.   DESCRIPTION                                          METHOD OF FILING
----  ---------------------------------------------------  ----------------

D-4   MPUC Order in Docket No. 99-411 (January 4, 2000     Attached
      Order Approving Request for Approval of
      Reorganization and Affiliated Interest Transaction and February 24, 2000 Order on Reconsideration)

D-10  NRC Order                                            Attached



---------------
     (3) Amendment No. 2 to the Energy East U-1, filed on February 7, 2000, had indicated that the MPUC Order in Docket No. 99-411 was being filed as an exhibit in that document. However, Exhibit D-4 in Amendment No. 2 provided only an errata notice issued by the MPUC, while omitting the order itself. This Amendment No. 3 corrects the inadvertent omission made in Amendment No. 2, and provides the MPUC order in Docket No. 99-411 in its entirety.

                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 3 to be signed on their behalf by the undersigned thereunto duly authorized.

                                                 Energy  East  Corporation


Date:  March  3, 2000                            By  /s/   Kenneth M. Jasinski
                                                     --------------------------
                                                     Kenneth  M.  Jasinski
                                                     Executive  Vice  President
                                                     and  General  Counsel

                                                 CMP  Group,  Inc.


Date:  March  3,  2000                           By  /s/   Arthur W. Adelberg
                                                     -------------------------
                                                     Arthur  W.  Adelberg
                                                     Executive  Vice  President
                                                     and Chief Financial Officer


                                                 CTG  Resources,  Inc.


Date:  March  3, 2000                            By  /s/   Arthur C. Marquardt
                                                     ---------------------------
                                                     Arthur  C.  Marquardt
                                                     Chairman,  President  and
                                                     Chief  Executive  Officer


Date:  March  3,  2000                           Berkshire  Energy  Resources


                                                 By  /s/   Scott  S.  Robinson
                                                     ---------------------------
                                                     Scott  S.  Robinson
                                                     President  and  Chief
                                                     Executive  Officer



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